Management's Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold) is dated October 8, 2004 and provides an analysis of NovaGold's financial results for the three and nine months ended August 31, 2004 compared to the same periods in the previous year. The following information should be read in conjunction with the Company's August 31, 2004 unaudited consolidated financial statements and related notes, and the Company's November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in the preparation of these financial statements except that at December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments". See Changes In Accounting Policies. All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold had $50.8 million of cash at August 31, 2004, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange and the American Stock Exchange (symbol NG).

Results of Operations

The Company had a net loss of $0.3 million (or $0.00 per share) for its third quarter ended August 31, 2004, compared with a net loss of $0.6 million (or $0.01 per share) for the same quarter in 2003. The decrease in the quarter's loss was due mainly to the $0.6 million increase in revenues from the sale of land, gravel and gold in Alaska, net of cost of sales, offset by the non-cash costs related to the new accounting for stock-based compensation. Under the new rules for the accounting for stock-based compensation, there was a charge for stock-based compensation of $0.3 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $0.3 million amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

During the quarter ended August 31, 2004 the Company acquired all of the approximately 45% of the common shares of SpectrumGold Inc. not previously held by the Company in exchange for shares of the Company at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced.

The Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $54.7 million was added to the carrying value of the Galore Creek project. The minority interest shown in the quarter ended August 31, 2004 relates only to the period to July 15, 2004.

Net revenue from the Company's Nome, Alaska operations and interest income totaled $1.2 million for the third quarter of 2004, compared with $0.4 million in the same period in 2003. This $0.8 million increase was mainly due to the completion of significantly more land sales in the quarter of 2004 than in 2003. In addition, interest income increased by $0.2 million because of the higher cash holdings in 2004.

Expenses were $1.5 million for the third quarter 2004 compared with $1.0 million in the same quarter 2003. The main increase related to the $0.3 million charge for stock-based compensation in the third quarter of 2004 with no corresponding amount in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to increased insurance costs.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 5

Management's Discussion and Analysis

Professional fees increased slightly due to increased legal and consulting work.

The Company had a net loss of $7.1 million (or $0.12 per share) for the nine months ended August 31, 2004, compared with a net loss of $5.4 million (or $0.13 per share) for the same period in 2003. Stock-based compensation charge during the nine months ended August 31, 2004 was $5.8 million compared to nil for the same period in 2003. Net revenue from the Company's Nome, Alaska operations, net of cost of sales, increased by $1.0 million in the nine months ended August 31, 2004 compared with the same period in 2003. Interest income also increased by $0.8 million as a result of increased cash balances. These increases were offset by the combined $0.4 million increase in wages and benefits, corporate development and communication, and general and administrative costs and the $0.1 million increase in professional fees. Foreign exchange results improved, with no foreign exchange gain or loss being reported for the nine months ending August 31, 2004 compared with a loss of $1.0 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.7 million on net operating activities during the nine months ended August 31, 2004 compared to $4.9 million during the same period in 2003.

In 2004 the majority of the cash outflow on operating activities resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. In 2003 the non-cash working capital changes totaled $2.1 million of $4.9 million expended on operating activities because the larger cash losses in the period. The Company's exploration activities are seasonal in nature and programs tend to be completed by November and to restart late in the spring.

The Company received net proceeds of $5.8 million from the issuance of shares and the exercise of stock options and warrants in the nine months ended August 31, 2004 compared with $0.7 million for the same period in 2003.

The Company expended $11.1 million on investing activities in the nine months ended August 31, 2004 compared with $3.4 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the nine months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

At August 31, 2004 the Company had working capital of $42.8 million compared with $54.7 million at November 30, 2003.

Selected Financial Data

Quarterly Information
In $000's except per share amounts, for the fiscal quarters ended:

	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02
	$	$	$	$	$	$	$	$

Net revenues	1,207	581	735	545	359	129	226	344
Loss for the quarter	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)
Loss per share -
basic and diluted	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)
Expenditures on
mineral properties and
related deferred costs (1)
USA	3,153	970	480	2,916	1,942	781	238	6,429
Canada	62,718(2)	1,553	437	(109)	2,745	24	22	0
(1)	Expenditures on mineral properties and related deferred costs are net of recoveries and option payments.
(2)	An excess of purchase price over book value in the amount of $54,696,000 has been allocated to Galore Creek on the acquisi- tion of SpectrumGold Inc. (see note 4 of the Company's August 31, 2004 unaudited financial statements).

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The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company's quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company's expenditures on its properties are of a discretionary nature. At August 31, 2004, the Company's aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and may be easily liquidated.

Outlook

Currently $32 million is budgeted to be invested in 2004 on exploration and development programs on the Company's properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $15 million of NovaGold's $22 million share has been incurred as of August 31, 2004.

At the Company's 100% controlled Galore Creek property the previously announced 2004 budget of over $8 million has been increased to $15 million. This increase is primarily as a result of extending the drill program by 40% from 20,000 meters to 28,000 meters and expanding the 2004 program of pre-feasibility study activities, but also reflects that the Company has experienced increased costs as a result of higher than expected helicopter usage. The Company's 2004 program will be one of the largest exploration programs in British Columbia with approximately $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The remaining $5 million is budgeted for geophysics, mine and infrastructure planning, as well as environmental baseline data collection and preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. An independent Preliminary Economic Assessment Study was completed in August 2004 and evaluated in detail the access and infrastructure needs for the project, as well as looking at the best approaches to mining, processing and transportation of the concentrate product. This study also estimated the capital and operating costs and manpower needs for the project as envisioned by NovaGold. A copy of this report is available on SEDAR (www.sedar.com) and the Company's website (www.novagold.net).

At Donlin Creek, NovaGold's joint venture partner Placer Dome budgeted US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. On-going studies have identified feasible alternatives for project access and power supply.

At NovaGold's 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. The budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,700 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

The Company is currently developing plans for its 2005 program, which will be announced when finalized. With $50 million of cash and cash equivalents at August 31, 2004

NOVAGOLD RESOURCES INC.QUARTERLY REPORT 2004 - 7

Management's Discussion and Analysis

the Company has sufficient funds to meet all its existing future obligations but will need sources of additional financing to develop its projects.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs
In recent years, the Company's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the three months ended August 31, 2004, stock options were granted and a stock-based compensation expense of $0.3 million was recorded.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 8

There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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